                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                    FORM 11-K

                                  -------------
                                   (Mark One)

(X)               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the years ended December 31, 1999 and 1998

                                       OR

( )              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                          Commission file number 1-8606

                                  -------------

                   Bell Atlantic Savings and Security Plan for
                        Associates of Bell Atlantic South

                                  -------------

                            Bell Atlantic Corporation
              1095 Avenue of the Americas, New York, New York 10036

                     BELL ATLANTIC SAVINGS and SECURITY PLAN
                      for ASSOCIATES OF BELL ATLANTIC SOUTH
                        As of December 31, 1999 and 1998



                                TABLE OF CONTENTS

 Independent Auditors' Report                                                 1

 Financial Statements:

 Statements of Net Assets Available for Benefits as of
 December 31, 1999 and 1998                                                 2-3

 Statements of Changes in Net Assets Available for Benefits
 for the years ended December 31, 1999 and 1998                             4-5

 Notes to Financial Statements                                             6-22

 Signature Page                                                              23


                          INDEPENDENT AUDITORS' REPORT


To the Corporate Employees' Benefits
Committee of Bell Atlantic Corporation:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South (the "Plan") as of December 31, 1999 and 1998, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

/s/ Mitchell & Titus LLP

New York, New York
June 9, 2000

 BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF BELL ATLANTIC SOUTH

 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

 DECEMBER 31, 1999

 (DOLLARS IN THOUSANDS)


                                                                        FUND INFORMATION
                                               -------------------------------------------------------------------
                                                    BELL       GOVERNMENT    PASSIVE U.S.
                                                  ATLANTIC       MONEY         EQUITY
                                                   SHARES        MARKET        INDEX        INCOME        LOAN
                                                    FUND          FUND          FUND         FUND        FUND
                                               ------------- ------------- ------------  ----------- ------------
     ASSETS:

Investments at market (see Notes 2 and 3):
     Allocated Share of Master Trust net assets $  1,411,534  $     19,396      178,966      245,685  $         -
     Temporary cash investments                            -             -          125            -            -
     Bell Atlantic Corporation common shares               -             -            -            -            -
                                               ------------- ------------- ------------  ----------- ------------
          Total investments                        1,411,534        19,396      179,091      245,685            -
Receivables:
     Participants' contributions                          39             4            8            8            -
     Loans to participants                                 -             -            -            -       82,001
     Dividends and interest receivable                     -             -            1            -            -
                                               ------------- ------------- ------------  ----------- ------------
          Total receivables                               39             4            9            8       82,001
                                               ------------- ------------- ------------  ----------- ------------
          Total assets                             1,411,573        19,400      179,100      245,693       82,001

     LIABILITIES:

Commitments (Note 2)                                       -             -            -            -            -
Notes payable (see Note 6)                                 -             -            -            -            -
                                               ------------- ------------- ------------  ----------- ------------
          Total liabilities                                -             -            -            -            -
                                               ------------- ------------- ------------  ----------- ------------
          Net assets available for
             benefits (Notes 1 and 2            $  1,411,573  $     19,400      179,100      245,693  $    82,001
                                               ============= ============= ============  =========== ============

                                                                          FUND INFORMATION
                                               ----------------------------------------------------------------------------------
                                                         EMPLOYEE STOCK                   PASSIVE
                                                         OWNERSHIP PLAN                  INTERNATIONAL  ACTIVE U.S.      U.S.
                                                 --------------------------    PAYSOP    EQUITY INDEX     EQUITY       BALANCED
                                                  ALLOCATED    UNALLOCATED      FUND         FUND          FUND          FUND
                                                ------------- ------------ ------------ -------------  ------------ -------------
     ASSETS:

Investments at market (see Notes 2 and 3):
     Allocated Share of Master Trust net assets   $   471,069   $        -   $  157,309  $     26,436    $   12,595   $     8,154
     Temporary cash investments                             -            -            -             -             9             6
     Bell Atlantic Corporation common shares                -       91,100            -             -             -             -
                                                ------------- ------------  ----------- -------------  ------------ -------------
          Total investments                           471,069       91,100      157,309        26,436        12,604         8,160
Receivables:
     Participants' contributions                           27            -            -             1             3             1
     Loans to participants                                  -            -            -             -             -             -
     Dividends and interest receivable                      -            -            -             -             -             -
                                                ------------- ------------  ----------- -------------  ------------ -------------
          Total receivables                                27            -            -             1             3             1
                                                ------------- ------------  ----------- -------------  ------------ -------------
          Total assets                                471,096       91,100      157,309        26,437        12,607         8,161

     LIABILITIES:

Commitments (Note 2)                                        -       11,823            -             -             -             -
Notes payable (see Note 6)                                  -       47,051            -             -             -             -
                                                ------------- ------------  ----------- -------------  ------------ -------------
          Total liabilities                                 -       58,874            -             -             -             -
                                                ------------- ------------  ----------- -------------  ------------ -------------
          Net assets available for
             benefits (Notes 1 and 2              $   471,096   $   32,226   $  157,309  $     26,437    $   12,607   $     8,161
                                                ============= ============  =========== =============  ============ =============


                                                                           FUND INFORMATION
                                               ---------------------------------------------------------------------
                                                                   ACTIVE                    U.S. BOND
                                                    GLOBAL     INTERNATIONAL    U.S. SMALL     MARKET
                                                   BALANCED       EQUITY      CAPITALIZATION   INDEX
                                                     FUND          FUND           FUND          FUND         TOTAL
                                                ------------  -------------- ------------ -------------  -----------
     ASSETS:

Investments at market (see Notes 2 and 3):
     Allocated Share of Master Trust net assets $     2,240    $      13,055  $    8,852  $       9,863  $ 2,565,154
     Temporary cash investments                           2                9           6                         157
     Bell Atlantic Corporation common shares              -                -           -              -       91,100
                                                ------------  -------------- ------------ -------------  -----------
          Total investments                            2,242          13,064       8,858          9,863    2,656,411
Receivables:
     Participants' contributions                           1               1           1              1           95
     Loans to participants                                 -               -           -              -       82,001
     Dividends and interest receivable                     -               -           -              -            1
                                                ------------  -------------- ------------ -------------  -----------
          Total receivables                                1               1           1              1       82,097
                                                ------------  -------------- ------------ -------------  -----------
          Total assets                                 2,243          13,065       8,859          9,864    2,738,508

     LIABILITIES:

Commitments (Note 2)                                       -               -           -              -       11,823
Notes payable (see Note 6)                                 -               -           -              -       47,051
                                                ------------  -------------- ------------ -------------  -----------
          Total liabilities                                -               -           -              -       58,874
                                                ------------  -------------- ------------ -------------  -----------
          Net assets available for
             benefits (Notes 1 and 2             $     2,243   $      13,065 $     8,859  $       9,864  $ 2,679,634
                                                ============  ============== ============ =============  ===========


See notes to financial statements.

 BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF BELL ATLANTIC SOUTH

 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

 DECEMBER 31, 1998

 (DOLLARS IN THOUSANDS)

                                                                                  FUND INFORMATION
                                                             -------------------------------------------------------------------
                                                                  BELL       GOVERNMENT     PASSIVE U.S.
                                                                ATLANTIC        MONEY         EQUITY
                                                                 SHARES        MARKET         INDEX       INCOME        LOAN
                                                                  FUND          FUND           FUND        FUND         FUND
                                                             -------------  ------------ ------------- -----------  -----------
     ASSETS:

Investments at market (see Notes 2 and 3):
     Allocated Share of Master Trust net assets              $   1,128,290    $   15,231  $    157,336  $  265,239    $       -
     Temporary cash investments                                          -             -         4,102           -            -
     Bell Atlantic Corporation common shares                             -             -             -           -            -
                                                             -------------  ------------ ------------- -----------  -----------

       Total investments                                         1,128,290        15,231       161,438     265,239            -

Receivables:
     Participants' contributions                                     2,748           192           883       1,190            -
     Loan repayments                                                   670            23           172         339       (1,283)
     Loans to participants                                               -             -             -           -       52,880
     Other                                                         (1,544)           249           737        (825)           -
     Dividends and interest receivable                                   -             -            51           -            -
                                                             -------------  ------------ ------------- -----------  -----------

       Total receivables                                             1,874           464         1,843         704       51,597
                                                             -------------  ------------ ------------- -----------  -----------

       Total assets                                              1,130,164        15,695       163,281     265,943       51,597

     LIABILITIES:

Notes Payable (see Note 6)                                               -             -             -           -            -
                                                             -------------  ------------ ------------- -----------  -----------

       Net assets available for
          benefits (Notes 1 and 2)                            $  1,130,164    $   15,695  $    163,281  $  265,943    $  51,597
                                                             =============  ============ ============= ===========  ===========





                                                                                  FUND INFORMATION
                                                             --------------------------------------------------------------------
                                                                    EMPLOYEE STOCK                       PASSIVE
                                                                    OWNERSHIP PLAN                    INTERNATIONAL   ACTIVE U.S.
                                                              --------------------------     PAYSOP    EQUITY INDEX     EQUITY
                                                               ALLOCATED    UNALLOCATED       FUND         FUND          FUND
                                                             ------------- ------------ ------------- -------------- ------------
     ASSETS:

Investments at market (see Notes 2 and 3):
     Allocated Share of Master Trust net assets               $    542,659  $         -   $   167,011  $      22,808   $   11,867
     Temporary cash investments                                          -            -             -              -          309
     Bell Atlantic Corporation common shares                             -      119,054             -              -            -
                                                             ------------- ------------ ------------- -------------- ------------

       Total investments                                           542,659      119,054       167,011         22,808       12,176

Receivables:
     Participants' contributions                                         -            -             -            166          121
     Loan repayments                                                     -            -             -             30           15
     Loans to participants                                               -            -             -              -            -
     Other                                                             547            -        (1,416)           (39)        (147)
     Dividends and interest receivable                                   -            -             -              -            4
                                                             ------------- ------------ ------------- -------------- ------------

       Total receivables                                               547            -        (1,416)           157          (7)
                                                             ------------- ------------ ------------- -------------- ------------

       Total assets                                                543,206      119,054       165,595         22,965       12,169

     LIABILITIES:

Notes Payable (see Note 6)                                               -       87,981             -              -            -
                                                             ------------- ------------ ------------- -------------- ------------

       Net assets available for
          benefits (Notes 1 and 2)                            $    543,206  $    31,073   $   165,595  $      22,965   $   12,169
                                                             ============= ============ ============= ============== ============






                                                                                 FUND INFORMATION
                                                     ----------------------------------------------------------------------------
                                                                               ACTIVE                      U.S. BOND
                                                         U.S.     GLOBAL    INTERNATIONAL   U.S. SMALL       MARKET
                                                       BALANCED  BALANCED      EQUITY      CAPITALIZATION    INDEX
                                                        FUND       FUND         FUND            FUND          FUND         TOTAL
                                                      --------   --------   -------------  --------------   ---------      -----
     ASSETS:

Investments at market (see Notes 2 and 3):
     Allocated Share of Master Trust net assets       $  8,994   $  1,819    $      1,843   $     6,321     $ 12,396    $2,341,814
     Temporary cash investments                            234         47              48           165            -         4,905
     Bell Atlantic Corporation common shares                 -          -               -            -             -       119,054
                                                      --------   --------    ------------   -----------     --------    ----------

       Total investments                                 9,228      1,866           1,891         6,486       12,396     2,465,773

Receivables:
     Participants' contributions                            60         20              23            63          94          5,560
     Loan repayments                                         7          2               3             8          14              -
     Loans to participants                                   -          -               -             -           -         52,880
     Other                                                  70         77              53             -         208         (2,030)
     Dividends and interest receivable                       3          1               1             2           -             62
                                                      --------   --------    ------------   -----------    --------     ----------

       Total receivables                                   140        100              80            73         316         56,472
                                                      --------   --------    ------------   -----------     --------    ----------

       Total assets                                      9,368      1,966           1,971         6,559      12,712      2,522,245

     LIABILITIES:

Notes Payable (see Note 6)                                   -          -               -             -           -         87,981
                                                      --------   --------    ------------   -----------    --------     ----------

       Net assets available for
          benefits (Notes 1 and 2)                    $  9,368   $  1,966    $      1,971   $     6,559    $ 12,712     $2,434,264
                                                      ========   ========    ============   ===========    ========     ==========


See notes to financial statements.

  BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF BELL ATLANTIC SOUTH

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

  FOR THE YEAR ENDED DECEMBER 31, 1999

  (DOLLARS IN THOUSANDS)


                                                                            FUND INFORMATION
                                                    ---------------------------------------------------------------------
                                                       BELL        GOVERNMENT       PASSIVE U.S.
                                                      ATLANTIC         MONEY          EQUITY
                                                       SHARES         MARKET           INDEX       INCOME       LOAN
                                                        FUND           FUND            FUND         FUND        FUND
                                                    ------------  --------------  ------------  -----------  ----------
Additions:
     Allotments, Contributions and Transfers:
          Employee allotments                       $     59,341   $       3,379   $    19,527   $   21,938   $       -
          Interfund transfers                            167,123           6,634        (9,255)     (13,467)          -
          Plan transfers-in                                3,270              19           384          452           -
          Rollover contributions (Note 1)                  1,528            (301)          537          485           -
          Loans to participants                          (32,953)           (995)       (6,120)      (7,589)     63,031
          Employing company contributions (Note 1)             -               -             -            -           -
          Transfer for loan repayments                    17,249             535         4,300        6,424     (32,627)
                                                    ------------  --------------  ------------  -----------  ----------

        Total allotments, contributions,
        and transfers                                    215,558           9,271         9,373        8,243      30,404

     Investment income:
          Dividends/Interest                              33,526               -             -            -           -
          Interest on ESOP dividends                           -               -             -            -           -
          Allocated share of Master Trust investment
              activities (Note 3)                        186,824             917        32,515       15,433           -
                                                    ------------  --------------  ------------  -----------  ----------
        Total additions (subtractions)                   435,908          10,188        41,888       23,676      30,404
                                                    ------------  --------------  ------------  -----------  ----------
Deductions:
     Administrative expenses                               2,509              46           348          678           -
     Distributions to participants                       142,606           6,291        18,585       39,253           -
     Plan transfers-out                                    9,384             146         7,136        3,995           -
                                                    ------------    ------------    ----------    ---------  ----------
        Total deductions                                 154,499           6,483        26,069       43,926           -
                                                    ------------  --------------  ------------  -----------  ----------
        Net increase(decrease)                           281,409           3,705        15,819      (20,250)     30,404

        Net assets available for benefits:
        Beginning of year                              1,130,164          15,695       163,281      265,943      51,597
                                                    ------------  --------------  ------------  -----------  ----------

        End of year (Notes 1 and 2)                 $  1,411,573   $      19,400   $   179,100   $  245,693   $  82,001
                                                    ============   =============   ===========   ==========   =========

                                                                                   FUND INFORMATION
                                                           ------------------------------------------------------------------
                                                                  EMPLOYEE STOCK                     PASSIVE
                                                                   OWNERSHIP PLAN                  INTERNATIONAL    ACTIVE
                                                           -------------------------     PAYSOP    EQUITY INDEX   U.S. EQUITY
                                                            ALLOCATED    UNALLOCATED      FUND         FUND          FUND
                                                           ------------  -----------    ---------- -------------  -----------
Additions:
     Allotments, Contributions and Transfers:
          Employee allotments                              $         -   $        -   $         -  $      3,129   $    2,549
          Interfund transfers                                 (143,474)           -        (4,375)       (3,089)      (2,216)
          Plan transfers-in                                         64            -           165            41           52
          Rollover contributions (Note 1)                            -            -             1            89          141
          Loans to participants                                (12,824)           -             -          (971)        (460)
          Employing company contributions (Note 1)              71,814      (35,787)            -             -            -
          Transfer for loan repayments                           1,973            -             -           682          405
                                                          ------------ ------------  -----------   ------------  -----------
          Total allotments, contributions,
          and transfers                                        (82,447)     (35,787)       (4,209)         (119)         471

          Investment income:
             Dividends/Interest                                 11,765        3,041         4,368             -            -
             Interest on ESOP dividends                              -          230             -             -            -
             Allocated share of Master Trust investment
             activities (Note 3)                                65,935       33,669        25,034         6,338        1,560
                                                          ------------ ------------   -----------  ------------ -------------

          Total additions (subtractions)                        (4,747)       1,153        25,193         6,219        2,031
                                                          ------------ ------------   -----------  ------------ -------------

Deductions:
     Administrative expenses                                     1,632            -           339            72           62
     Distributions to participants                              60,914            -        29,071         1,978        1,013
     Plan transfers-out                                          4,817            -         4,069           697          518
                                                          ------------ ------------   -----------  ------------ -------------

        Total deductions                                        67,363            -        33,479         2,747        1,593
                                                          ------------ ------------   -----------  ------------ -------------

        Net increase(decrease)                                 (72,110)       1,153        (8,286)        3,472          438

        Net assets available for benefits:
        Beginning of year                                      543,206       31,073       165,595        22,965       12,169
                                                          ------------ ------------   -----------  ------------ -------------

        End of year (Notes 1 and 2)                        $   471,096   $   32,226   $   157,309  $     26,437   $   12,607
                                                           ============  ===========  ============ =============  ===========


                                                                            FUND INFORMATION
                                                          -------------------------------------------------------------------------
                                                                                 ACTIVE                         U.S. BOND
                                                          U.S.       GLOBAL   INTERNATIONAL  U.S. SMALL          MARKET
                                                        BALANCED    BALANCED      EQUITY   CAPITALIZATION        INDEX
                                                          FUND        FUND         FUND          FUND             FUND        TOTAL
                                                       ----------  ----------  -----------  ---------------    -----------  --------
Additions:
     Allotments, Contributions and Transfers:
     Employee allotments                               $   1,342   $     499   $      972   $      1,251   $      1,742   $ 115,669
     Interfund transfers                                  (2,049)       (324)       7,714           (256)        (2,966)          -
     Plan transfers-in                                         6          24           25             12             39       4,553
     Rollover contributions (Note 1)                         359          45           57             90             49       3,080
     Loans to participants                                  (178)       (101)        (177)          (185)          (478)          -
     Employing company contributions (Note 1)                  -           -            -              -              -      36,027
     Transfer for loan repayments                            227          80          196            216            340           -
                                                       ----------  ----------  -----------  -------------  -------------  ---------

     Total allotments, contributions,
     and transfers                                          (293)        223        8,787          1,128         (1,274)    159,329

     Investment income:
        Dividends/Interest                                     -           -            -              -              -      52,700
        Interest on ESOP dividends                             -           -            -              -              -         230
        Allocated share of Master Trust investment
              activities (Note 3)                            616         299        2,843          1,989           (123)    373,849
                                                       ----------  ----------  -----------  -------------  -------------  ---------
        Total additions (subtractions)                       323         522       11,630          3,117         (1,397)    586,108
                                                       ----------  ----------  -----------  -------------  -------------  ---------
Deductions:
     Administrative expenses                                  41          12          306             58             31       6,134
     Distributions to participants                           864         163          457            408          1,181     302,784
     Plan transfers-out                                      625          70        (227)            351            239      31,820
                                                       ----------  ----------  -----------  -------------  -------------  ---------
        Total deductions                                   1,530         245          536            817          1,451     340,738
                                                       ----------  ----------  -----------  -------------  -------------  ---------
        Net increase(decrease)                            (1,207)        277       11,094          2,300         (2,848)    245,370

        Net assets available for benefits:
        Beginning of year                                  9,368       1,966        1,971          6,559         12,712   2,434,264
                                                      ----------  ----------  -----------  -------------  -------------  ----------
        End of year (Notes 1 and 2)                    $   8,161   $   2,243   $   13,065   $      8,859   $      9,864  $2,679,634
                                                      ==========  ==========  ===========  =============  =============  ==========

See notes to financial statements.

 BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF BELL ATLANTIC SOUTH

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

 FOR THE YEAR ENDED DECEMBER 31, 1998

 (DOLLARS IN THOUSANDS)

                                                                                 FUND INFORMATION
                                             -----------------------------------------------------------------------
                                                 BELL         GOVERNMENT       PASSIVE U.S.
                                               ATLANTIC         MONEY           EQUITY
                                                SHARES          MARKET           INDEX       INCOME        LOAN
                                                 FUND            FUND            FUND         FUND         FUND
                                             -------------  ---------------  ------------  -----------  -----------
Additions:
     Allotments, Contributions and Transfers:
        Employee allotments                  $     40,454   $        2,518   $    17,259   $   26,484   $        -
        Interfund transfers                        (6,292)           2,568         4,897      (23,046)           -
        Plan transfers-in                           2,116                7            94           90            -
        Plan transfer from PAYSOP (Note 1)              -                -             -            -            -
        Rollover contributions (Note 1)               495               71           310           43            -
        Employing company contributions (Note 1)   24,447                -             -            -            -
        Loans to participants                     (18,950)            (551)       (3,801)      (9,277)      34,275
        Transfer for loan repayments               12,735              421         3,400        6,731      (24,750)
                                            -------------  ---------------  ------------  -----------  -----------

        Total allotments, contributions,
          and transfers                            55,005            5,034        22,159        1,025        9,525

     Investment income:
        Dividends/Interest                         45,135                -             -            -            -
        Allocated share of Master Trust
            investments activities (Note 3)       155,891            1,091        34,077       16,729            -
                                             -------------  ---------------  ------------  -----------  -----------
        Total additions                           256,031            6,125        56,236       17,754        9,525
                                             -------------  ---------------  ------------  -----------  -----------

Deductions:
     Administrative expenses                        2,612               31           176          592            -
     Distributions to participants                116,284            2,903        11,471       36,027            -
     Plan transfers-out                            10,089               62         1,134        1,241          383
                                            -------------  ---------------  ------------  -----------  -----------
        Total deductions                          128,985            2,996        12,781       37,860          383
                                            -------------  ---------------  ------------  -----------  -----------
        Net increase(decrease)                    127,046            3,129        43,455      (20,106)       9,142

        Net assets available for  benefits:
        Beginning of year                       1,003,118           12,566       119,826      286,049       42,455
                                            -------------  ---------------  ------------  -----------  -----------
        End of year (Notes 1 and 2)          $  1,130,164   $       15,695   $   163,281   $  265,943   $   51,597
                                            =============  ===============  ============  ===========  ===========


                                                                                 FUND INFORMATION
                                            --------------------------------------------------------------------------------
                                                   EMPLOYEE STOCK                     PASSIVE
                                                    OWNERSHIP PLAN                  INTERNATIONAL    ACTIVE       U.S.
                                             ------------------------     PAYSOP    EQUITY INDEX   U.S. EQUITY  BALANCED
                                             ALLOCATED   UNALLOCATED       FUND         FUND          FUND        FUND
                                             ----------  ------------    ---------  -------------  -----------  ----------
Additions:
     Allotments, Contributions and Transfers:
       Employee allotments                   $       -   $         -   $        -   $      3,646   $    1,861   $     896
       Interfund transfers                           -             -            -         (5,426)       9,708       8,303
       Plan transfers-in                             -             -           50             17            -           -
       Plan transfer from PAYSOP (Note 1)            -             -      157,508              -            -           -
       Rollover contributions (Note 1)               -             -            -            104           65          23
       Employing company contributions
         (Note 1)                               18,803        36,395            -              -            -           -
       Loans to participants                      (160)            -            -           (717)        (199)        (86)
       Transfer for loan repayments                 10             -            -            601          255         123
                                            ----------  ------------ ------------  -------------  -----------  ----------

          Total allotments, contributions,
             and transfers                      18,653        36,395      157,558         (1,775)      11,690       9,259

     Investment income:
        Dividends/Interest                       3,909         4,170       (3,615)             -            -           -
        Allocated share of Master Trust
            investments activities (Note 3)     85,003        (3,492)      28,452          4,718        1,213         724
                                             ----------  ------------ ------------  -------------  -----------  ----------
        Total additions                        107,565        37,073      182,395          2,943       12,903       9,983
                                             ----------  ------------ ------------  -------------  -----------  ----------

Deductions:
     Administrative expenses                       141            37           36             49           35          20
     Distributions to participants              12,360        43,713       16,383          1,612          631         538
     Plan transfers-out                          2,534        15,270          381            281           68          57
                                            ----------  ------------ ------------  -------------  -----------  ----------
        Total deductions                        15,035        59,020       16,800          1,942          734         615
                                            ----------  ------------ ------------  -------------  -----------  ----------
        Net increase(decrease)                  92,530       (21,947)     165,595          1,001       12,169       9,368

        Net assets available for  benefits:
        Beginning of year                      450,676        53,020            -         21,964            -           -
                                            ----------  ------------ ------------  -------------  -----------  ----------
        End of year (Notes 1 and 2)          $ 543,206   $    31,073   $  165,595   $     22,965   $   12,169   $   9,368
                                            ==========  ============ ============  =============  ===========  ==========


                                                                                 FUND INFORMATION
                                                   -------------------------------------------------------------------------
                                                                   Active                          U.S. Bond
                                                      Global     International    U.S. Small         Market
                                                     Balanced      Equity        Capitalization      Index
                                                       Fund         Fund             Fund             Fund         Total
                                                   ------------ ------------  ----------------    -----------  -------------
Additions:
     Allotments, Contributions and Transfers:
        Employee allotments                         $      304  $       362   $         1,049   $      1,895   $     96,728
        Interfund transfers                              1,597        1,607             5,406            678              -
        Plan transfers-in                                   11           18                 8             22          2,433
        Plan transfer from PAYSOP (Note 1)                   -            -                 -              -        157,508
        Rollover contributions (Note 1)                     17           25                48             87          1,288
        Employing company contributions (Note 1)             -            -                 -              -         79,645
        Loans to participants                              (23)         (43)              (81)          (387)             -
        Transfer for loan repayments                        35           50               146            243              -
                                                    ----------- ------------  ----------------  -------------  ------------

        Total allotments, contributions,
           and transfers                                 1,941        2,019             6,576          2,538        337,602

     Investment income:
        Dividends/Interest                                   -            -                 -              -         49,599
        Allocated share of Master Trust
            investments activities (Note 3)                147           69               221          1,179        326,022
                                                    ----------- ------------  ----------------  -------------  ------------
        Total additions                                  2,088        2,088             6,797          3,717        713,223
                                                    ----------- ------------  ----------------  -------------  ------------

Deductions:
     Administrative expenses                                 6            8                23            (16)         3,750
     Distributions to participants                          90          109               185            739        243,045
     Plan transfers-out                                     26            -                30            121         31,677
                                                    ---------- ------------  ----------------  -------------  -------------
        Total deductions                                   122          117               238            844        278,472
                                                    ---------- ------------  ----------------  -------------  -------------
        Net increase(decrease)                           1,966        1,971             6,559          2,873        434,751

        Net assets available for  benefits:
        Beginning of year                                    -            -                 -          9,839      1,999,513
                                                    ---------- ------------  ----------------  -------------  -------------
        End of year (Notes 1 and 2)                 $    1,966  $     1,971   $         6,559   $     12,712   $  2,434,264
                                                    ========== ============  ================  =============  =============

See notes to financial statements.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


1. PLAN DESCRIPTION

         The following description of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South (the "BASSP") provides only general information on the BASSP's provisions as of December 31, 1999 and 1998. Participants should refer to the Benefits Handbook, BASSP plan document and prospectus for a more complete description of BASSP's provisions.

         The BASSP* was established by Bell Atlantic Corporation on January 1, 1984 to provide a convenient way for non-salaried employees to save on a regular and long-term basis. In August 1997, Bell Atlantic Corporation merged with NYNEX Corporation (the "Merger") to form the new Bell Atlantic Corporation ("Bell Atlantic"). The BASSP is a defined contribution plan covering all regular non-salaried employees primarily of the business units of the pre-merger Bell Atlantic and its participating subsidiaries. Employees are eligible to make tax-deferred or after-tax contributions to the BASSP upon completion of enrollment in the BASSP as soon as practicable following the date of hire. Employees are eligible to make tax-deferred or after-tax contributions to the BASSP and to receive matching employer contributions, upon completion of enrollment in the plan as soon as practicable following the date of hire. The BASSP is also characterized as an employee stock ownership plan ("ESOP").

         ALLOTMENTS AND CONTRIBUTIONS

         Eligible employees may authorize basic contributions of 1% to 6% of salary, as defined, and supplementary contributions up to an additional 10% of salary. For employees of Bell Atlantic and most of its participating subsidiaries, Bell Atlantic makes employer matching contributions in an amount equal to 80% of basic contributions. Certain participating subsidiaries have other employee contribution and employer matching contribution arrangements. Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder. Employer matching contributions are invested only in the Bell Atlantic Shares Fund until employees reach age fifty at which point the participant may begin to diversify the matching contributions.

         The BASSP provides for 100% vesting of employer matching contributions upon attaining three years of service. A terminated employee's unvested employer matching contributions are forfeited and offset against the participating companies' obligation to make subsequent contributions to the BASSP. Forfeitures were $169 and $164 in 1999 and 1998, respectively.


--------
* Certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the BASSP Prospectus.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         LOANS

         The BASSP includes an employee loan provision authorizing participants to borrow an amount from their vested account balances in the BASSP. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than fifteen years. Each new loan will bear interest at a rate based upon the prime rate for loans up to sixty months and the prime plus one for loans from sixty-one months to one hundred eighty months as published in The Wall Street Journal.

         TERMINATION PRIORITIES

         Although it has not expressed any intent to do so, Bell Atlantic has the right under the BASSP to discontinue all employer matching contributions at any time and to terminate the BASSP subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA"). In the event of plan termination, participants would become 100% vested in their accounts.

         FUND OPTIONS

         Participants are able to invest in one or more combinations of the following funds (referred to herein individually as a "Fund" and collectively as the "Funds"): Bell Atlantic Shares Fund, U.S. Bond Market Index Fund, Passive U.S. Equity Index Fund, Government Money Market Fund, Income Fund, Passive International Equity Index Fund, U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund and U.S. Small Capitalization Fund. The ESOP component of the BASSP is described below.

         The Bell Atlantic Shares Fund invests primarily in the common stock of Bell Atlantic.

         The U.S. Bond Market Index Fund includes all U.S. Treasury, government-sponsored, mortgaged-backed, asset-backed and investment-grade corporate bonds, with at least one year maturity and at least $100 million outstanding. The Fund may use interest rate futures and various other kinds of derivatives to adjust portfolio duration or as interest rate hedges. The Fund is managed by Barclays Global Investors, N.A.

         On January 1, 1998, a new Fund, the Passive U.S. Equity Index Fund, became the successor fund to the BASSP's U.S. Equity Index Fund. Any assets in the U.S. Equity Index Fund not designated for transfer to another fund by BASSP participants by December 31, 1997 were automatically transferred to the Passive U.S. Equity Index Fund. Effective January 1, 1998 the U.S. Equity Index Fund ceased to exist. The Passive U.S Equity Index Fund invests in an equity index fund which is managed by Bell Atlantic Asset Management Company ("BAAMCO"). This Fund is principally a portfolio of common stocks and is structured and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard and Poors Composite Index of 500 stocks.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         The Government Money Market Fund invests in securities of the U.S. government or its agencies, obligations guaranteed or insured by the U.S. government and repurchase agreements that use these securities as collateral. The average maturity of the securities in the Fund generally will be thirty to sixty days, but may vary from one to ninety days. The Fund may use interest rate futures for cash management purposes or to adjust the average duration of the portfolio. The Fund is managed by Deutsche Asset Management.

         Effective January 1, 1998 the Short-Term Fixed Income Fund ceased to exist. Any assets in the BASSP's Short-Term Fixed Income Fund not designated for transfer to another fund by BASSP participants by December 31, 1997 were automatically transferred to the new Income Fund. The Income Fund invests primarily in a diversified portfolio of guaranteed investment contracts ("GICs") issued by insurance companies. Some of the assets of the Fund are also invested in pools of asset-backed securities, corporate bonds, and obligations of the U.S. government and its agencies ("Synthetic Investment Contract"). As an integral part of the purchase of each pool of these investments, a financial institution, via a wrapper contract, agrees to pay at book value for qualified distributions (e.g. participant withdrawals) and at maturity of the contract, based upon the agreed upon interest rate for the relevant time period, but not in the event of a default of any security in the pool. The BASSP is exposed to credit risk in the event of nonperformance by the entities for which the contracts are placed. The BASSP seeks to minimize credit risk by diversifying among a group of GIC issuers and other financial institutions which meet certain investment criteria established by BAAMCO. These contracts guarantee
         (i) a fixed rate of interest for a fixed period of time or (ii) a fixed rate of interest for an indefinite period of time. Such interest is not guaranteed by any of the Employing Companies. The Fund is managed by BAAMCO. (For further discussion of this Fund see Note 2).

         On January 1, 1998 the BASSP's International Equity Index Fund was renamed the Passive International Equity Index Fund. The Passive International Equity Index Fund has investments that mirror the MSCI-EAFE-GDP, which is an index established by Morgan Stanley Dean Witter, comprised of approximately 1,000 companies from twenty of the largest countries outside of the United States, including Japan, Germany and the United Kingdom. The weighting of each country in the index is based upon its GDP, which is a measure of domestic economic output. The Fund is managed by Barclays Global Investors, N.A.

         In addition to the Passive U.S. Equity Index Fund, each of the following five Funds invest in the assets of unitized investment advisor account(s) of the Bell Atlantic Master Trust ("Master Trust"), as designated by BAAMCO: U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund, and the U.S. Small Capitalization Fund.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         On January 1, 1998 the U.S. Balanced Fund became available to participants in the BASSP. The U.S. Balanced Fund invests primarily in domestic stocks and bonds. The fixed income portion of the Fund may invest a small portion of its assets in issues of international agencies, foreign governments, their agencies and foreign corporations. The Fund targets approximately 60% in stocks and 40% in bonds. As of December 31, 1999, BAAMCO had selected the following unitized investment advisor account(s) of the Master Trust ("Master Trust pooled accounts") for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Palisade Capital Management, LLC, Provident Investment Counsel, Inc., State Street Research and Management Company, Transamerica Investment Management, LLC, and Wilshire Associates, Inc.

         On January 1, 1998 the Global Balanced Fund became available to participants in the BASSP. The Global Balanced Fund invests in the world's capital markets, primarily in equity and fixed income instruments. The Fund is diversified and has representation in a variety of countries, from those of the most mature and developed nations to those still in their developmental states (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. The Global Balanced Fund typically targets 75% of its investments for the domestic market and 25% for the foreign market, and approximately 70% in stocks and 30% in bonds. Emerging markets investments are targeted at 4% of the total Fund. As of December 31, 1999, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Capital Guardian Trust Company, Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Morgan Stanley Dean Witter Investment Management, Inc., Northern Cross Investments, Ltd., Palisade Capital Management, LLC, Provident Investment Counsel, Inc., Rogge Global Partners, PLC, State Street Global Advisors, State Street Research and Management Company, Transamerica Investment Management, LLC, and Wilshire Associates, Inc.

         On January 1, 1998 the Active U.S. Equity Fund became available to participants in the BASSP. The Active U.S. Equity Fund invests primarily in domestic common stocks. As of December 31, 1999, BAAMCO had selected the following Master Trust pooled accounts for the Fund:
         Barrow, Hanley, Mewhinney & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP,
         Palisade Capital Management, LLC, Provident Investment Counsel, Inc., Transamerica Investment Management, LLC, and Wilshire Associates, Inc.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         On January 1, 1998 the Active International Equity Fund became available to participants in the BASSP. The Active International Equity Fund invests in international equity markets throughout the world, generally excluding the United States. It is diversified and has representation in a variety of economies, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. It targets 80% of its investments for developed countries such as Japan, Germany and the United Kingdom and 20% for emerging markets such as Brazil, Mexico and Taiwan. As of December 31, 1999, BAAMCO had selected Capital Guardian Trust Company, Morgan Stanley Dean Witter Investment Management, Inc., Northern Cross Investments, Ltd., and State Street Global Advisors as the Master Trust pooled accounts for the Fund.

         On January 1, 1998 the U.S. Small Capitalization Fund became available to participants in the BASSP. The U.S. Small Capitalization Fund invests primarily in the stocks of smaller-sized domestic companies, generally with a market capitalization that is in the smallest 15% of publicly traded stocks. As of December 31, 1999, BAAMCO had selected the following as the Master Trust pooled accounts for the Fund:
         Columbus Circle Investors, Gardner Lewis Asset Management, L.P., Investment Counselors of Maryland, Inc., The Boston Company Asset Management, Inc., Provident Investment Counsel, Inc., and Wilshire Associates, Inc.

         The Leveraged ESOP ("LESOP") is a leveraged Fund that invests primarily in Bell Atlantic shares. The LESOP component of the BASSP, initially funded in 1989, is a stock bonus plan intended to qualify under Sections 401(a)(4) and 4975(e)(7) of the Code. It is used to match the employee's Basic Pre-Tax Allotments and Post-Tax Allotments. Depending on the value of Bell Atlantic shares from time to time, the LESOP may fund more or less than all of the required employer matching contributions in a given calendar year. As a result of a continuing series of additional LESOP refinancings (See Note 7), the LESOP is likely to continue to generate most of the shares required for employer matching contributions but not more than the amount required for those contributions. In the event of a shortfall, Bell Atlantic and its participating subsidiaries make additional employer matching contributions to the BASSP. Any surplus is allocated in equal amounts to the BASSP accounts of participants who, as of the last day of the year, are active employees of Bell Atlantic and its participating subsidiaries, and have account balances under the BASSP. The employee may not withdraw or transfer funds out of the LESOP Fund except for hardship withdrawals and except for those participants over age 50 with more than one year of participation in the BASSP. The amounts allowed to be transferred during any election period are subject to certain limitations under the terms of the BASSP.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         The Bell Atlantic Employee Stock Ownership Plan (the "PAYSOP") was established by Bell Atlantic on January 1, 1984 as an ERISA plan. The assets in the PAYSOP consisted of Employing Company contributions of Bell Atlantic Corporation common shares and earnings thereon. As a result of PAYSOP amendments necessitated by the Tax Reform Act of 1986, there have been no Employing Company contributions to the PAYSOP since the 1986 plan year. Effective January 1, 1998, the PAYSOP was merged into the BASSP and the Bell Atlantic Savings Plan for Salaried Employees (the "BASP"). The assets of the PAYSOP were transferred to the Bell Atlantic Master Trust on January 1, 1998 and accordingly allocated to the BASSP based on the participating employees' balances in PAYSOP as of December 31, 1997.

         All the assets of the BASSP are included in the Bell Atlantic Master Trust (See Note 2) for which Mellon Bank, N.A., is the trustee.

         Metropolitan Life Insurance Company (previously operating as Bankers Trust Company) was the recordkeeper for the BASSP through June 30, 1998. As of July 1, 1998, the Kwasha Group of PricewaterhouseCoopers, LLP, became the recordkeeper for the BASSP.

2. ACCOUNTING POLICIES

         INVESTMENTS

         As of January 1, 1998, the assets of Bell Atlantic's defined benefit plans and defined contribution plans were transferred to the NYNEX Master Trust. Effective January 1, 1998, the NYNEX Master Trust was renamed the Bell Atlantic Master Trust (the "Master Trust").

         VALUE OF INVESTMENTS

         The Trustee values the investments in the Master Trust as follows:

         Investments in securities traded on national and foreign securities exchanges are valued by the Trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

         The value of each contract with an insurance company or other financial institution included in the Income Fund is reported at contract value in the Statements of Net Assets Available for Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and in connection with the fully benefit-responsive investment contracts, the following information is presented:

               i. The asset weighted crediting interest rate yielded a return of 6.0% and 6.3% for the years ended December 31, 1999 and 1998, respectively.

              ii. The crediting interest rates ranged from 5.06% to 8.15% at December 31, 1999 and 4.2% to 8.3% at December 31, 1998.

             iii. The fair value, as determined by discounting future cash flows of the underlying BASSP investments, at December 31, 1999 and 1998, was approximately $216,898 and $229,921, respectively.

         Forward currency contracts are accounted for as contractual commitments on a trade date basis and are carried at fair value derived by the Trustee at the exchange rate prevailing on the last business day of the year. Index futures contracts are recorded as contractual commitments on a trade-date basis and are carried at fair value based on the closing index futures price prevailing on the last business day of the year. Both exchange rates and index futures prices are readily available from published sources.

         Temporary cash investments are stated at redemption value which approximates fair value.

         COMMITMENTS

         Commitments represents the value of the ESOP shares to be allocated to participants accounts once the scheduled corresponding loan payments is made.

         PURCHASES AND SALES OF INVESTMENTS

         Purchases and sales of investments are reflected as of the trade date.

         Realized gains and losses on sales of investments are determined on the basis of average cost.

         INVESTMENT INCOME

         Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

         NET APPRECIATION (DEPRECIATION) OF INVESTMENTS

         The Statements of Changes in Net Assets Available for Benefits reflects the net appreciation (depreciation) in the fair value of the BASSP's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         DISTRIBUTIONS

         Distributions elected to be withdrawn from the BASSP by participants are recorded when paid.

         PLAN EXPENSES

         The BASSP pays certain administrative expenses out of assets held in the Master Trust and out of interest income earned from the BASSP's disbursement account, as held by the Trustee, in accordance with BASSP provisions and to the extent permitted by law. Any expenses not paid by the BASSP are paid by Bell Atlantic.

         BELL ATLANTIC'S USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the BASSP's trust asset administrator, to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES

         The BASSP provides for various participant investment options in any combination of funds which can invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

3. INVESTMENTS

         INVESTMENT IN MASTER TRUST

         All of the investment assets in the Master Trust are managed by BAAMCO or external investment advisors. The assets in the Master Trust are either (a) pooled between the defined benefit plans and the defined contribution plans or (b) net assets that are specific to the defined benefit plans, or (c) net assets specific to the defined contribution plans. The total fair value of the Master Trust at December 31, 1999 and 1998, was approximately $56.6 billion (of which net assets totaling approximately $21.4 billion are specific to the defined benefit plans, item (b) above, for which separate financial statements are prepared) and approximately $51.2 billion, respectively.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         INVESTMENTS HELD IN POOLED ACCOUNTS

         The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $22.7 billion at December 31, 1999 and 1998, and with investment earnings of $3.9 billion and $2.2 billion for the years ended December 31, 1999 and 1998, respectively. Given that the pooled accounts include interests of the defined contribution plans and the defined benefit plans, the totals in each respective statement do not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this footnote.

         The total investments held in the Master Trust pooled accounts at December 31, were as follows:



                                                          FAIR VALUE (NOTE 2)
                                                     ----------------------------------------
         DESCRIPTION                                       1999                    1998
         -----------                                 ----------------        ----------------
         Cash - non interest bearing                 $              -        $          7,587
         Receivables                                          691,568               1,300,045
         Common Stock                                      21,107,790              18,625,854
         Bell Atlantic Corporation common shares               91,530                  70,998
         Preferred Stock                                       76,783                 115,874
         U.S. Government Securities                            99,119               1,097,450
         Corporate Debt - preferred and other                 228,401               1,489,671
         Real estate                                                -                     166
         Temporary cash investments                           586,308                 619,688
         Other investments*                                   485,553                 708,470
                                                     ----------------        ----------------
                                                           23,367,052              24,035,803
         Liabilities                                          650,607               1,307,975
                                                     ----------------        ----------------
         Total pooled net assets in the Master Trust  $    22,716,445         $    22,727,828
                                                     ================        ================


         *Other investments include foreign investments, principally foreign government debt.


         The BASSP's interests in the Master Trust pooled accounts carrying value and investment income of the Master Trust pooled accounts are reported in each respective Fund Option as the "Allocated share of Master Trust net assets", in the Statements of Net Assets Available for Benefits and "Allocated share of Master Trust investment activities" in the Statements of Changes in Net Assets Available for Benefits.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         Investments in the Master Trust are allocated to the BASSP's Fund options in accordance with their respective percentages of interest. The proportionate interests of the BASSP's Fund options in the carrying value of the Master Trust pooled accounts at December 31, were as follows:

                                                           CARRYING                     CARRYING
                                                             VALUE                       VALUE
                                                 1999               1999       1998               1998
                                                 ------------    ----------    ------------   -----------
         Active U.S. Equity Fund                 $     12,607       0.0555%    $     12,169       0.0535%
         U.S. Balanced Fund                             8,161       0.0359%           9,368       0.0412%
         Global Balanced Fund                           2,243       0.0099%           1,966       0.0087%
         Active International Equity Fund              13,065       0.0575%           1,971       0.0087%
         U.S. Small Capitalization Fund                 8,859       0.0390%           6,559       0.0289%
         Passive U.S. Equity Index Fund               179,100       0.7884%         163,281       0.7184%
                                                 ------------                  ------------
         Total                                   $    224,035                  $    195,314
                                                 ============                  ============




         INVESTMENTS HELD IN SPECIFIC ACCOUNTS

         Effective January 1, 1998, the assets of all Bell Atlantic's defined contribution plans were included in the Master Trust. The net assets specific to these plans are the Bell Atlantic Shares Fund, PAYSOP Fund, Government Money Market Fund, Income Fund, Loan Fund, the ESOP allocated account, Passive International Equity Index Fund, and the U.S. Bond Market Index Fund.

         The investments held in the Master Trust specific accounts for the defined contribution plans at December 31, were as follows:


         DESCRIPTION                                                    FAIR VALUE (NOTE 2)
         -----------                                          ---------------------------------------
                                                                     1999                   1998
                                                              ----------------       ----------------
         Receivables                                           $       401,820       $        410,006
         Common Stock                                                  741,499                609,620
         Bell Atlantic Corporation common shares                     9,787,824              8,324,047
         Temporary cash investments                                    174,224                139,788
         Fixed income obligations - insurance contracts              1,826,236              1,973,019
         Fixed income corporate obligations                            168,522                239,031
                                                              ----------------       ----------------
                                                                    13,100,125             11,695,511
         Liabilities                                                   578,356                642,498
                                                              ----------------       ----------------
         Total net assets in the specific
            accounts in the Master Trust                       $    12,521,769       $     11,053,013
                                                              ================       ================


BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         Investments in the Master Trust are allocated to the BASSP's Fund options in accordance with their respective percentages of interest. The proportionate interest of the BASSP, the Bell Atlantic Savings Plan for Salaried Employees (the "BASP") and the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North (the "NSSP") in the carrying value of the Master Trust specific accounts at December 31, 1999 was as follows:


                                               CARRYING                   CARRYING                  CARRYING
                                                VALUE                      VALUE                     VALUE
                                                BASSP         PLAN %        BASP        PLAN %        NSSP        PLAN %
                                             -------------  ----------- ------------- ----------- -------------  ----------
         Bell Atlantic Shares Fund           $  1,411,573       21%     $  2,755,661      40%     $  2,670,119      39%
         Telecommunications Fund                        -        -           297,567      53%          264,650      47%
         Government Money Market Fund              19,400       11%          147,899      85%            6,955       4%
         Passive International Equity Index Fund   26,437       15%          138,330      77%           14,556       8%
         Income Fund                              245,693       13%        1,180,551      65%          400,046      22%
         Loan Fund                                 82,001       22%          161,631      40%          153,844      38%
         ESOP                                     503,322       24%        1,632,176      76%                -       -
         U.S. Bond Market Index Fund                9,864       6%           148,611      88%           10,072       6%
         PAYSOP                                   157,309       65%           83,502      35%                -       -
                                             -------------              -------------             -------------
         Total                               $  2,455,599               $  6,545,928              $  3,520,242
                                             =============              =============             =============



         The following table reflects the investments that represent 5% or more of the net assets in the Master Trust as of December 31, 1999:


                                                            1999          1998
                                                         ----------    ----------
         Bell Atlantic Corporation common shares         $9,787,824    $8,324,047


         INVESTMENT INCOME

         Investment income and expenses are allocated to the BASSP's Fund Options daily in accordance with their respective daily percentages of interest in the Master Trust's pooled accounts. Percentages of interest are based on the daily ratio of units owned by each plan's Fund options to the total units in the Master Trust pooled accounts. Investment income related to investments held in specific accounts for the defined contribution plans is allocated to each plan's Fund options daily in accordance with each plan's respective percentage of interest.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         The allocated net investment income to the BASSP's Fund options for the years ended December 31, were as follows:



                                                        DIVIDENDS ON
                                                        BELL ATLANTIC                                OTHER
                                                        CORPORATION                     NET         INCOME/         NET
                                                          COMMON        OTHER      APPRECIATION     EXPENSES     INVESTMENT
                                            INTEREST      SHARES      DIVIDENDS   (DEPRECIATION)      NET          INCOME
                                           ------------------------------------------------------------------ ---------------
         DECEMBER 31, 1999:
         ------------------
         Bell Atlantic Shares Fund         $    563   $           -   $       -   $     186,261   $        -  $      186,824
         Government Money Market Fund           917               -           -               -            -             917
         Passive U.S. Equity Index Fund         419               -       1,991          30,107           (2)         32,515
         Passive International Equity
            Index Fund                           20               -           -           6,318            -           6,338
         Income Fund                         15,433               -           -               -            -          15,433
         Employee Stock Ownership Plan:
            Allocated                             -               -           -          65,935            1          65,936
            Unallocated                           -               -           -          33,669            -          33,669
         U.S. Bond Market Index Fund              5               -           -            (128)           -            (123)
         Active U.S. Equity Fund                  7               -         159           1,394            -           1,560
         U.S. Balanced Fund                     196               -          72             348            -             616
         Global Balanced Fund                    32               -          21             247           (1)            299
         Active International Equity Fund         5               -          60           2,784           (6)          2,843
         U.S. Small Capitalization Fund          13               -          51           1,925            -           1,989
         PAYSOP                                  43               -           -          24,991            -          25,034
                                           ---------  -------------- -----------  --------------  ----------- ---------------
         Total                             $ 17,653   $           -   $   2,354   $     353,851   $       (8) $      373,850
                                           =========  ============== ===========  ==============  =========== ===============




                                                        DIVIDENDS ON
                                                        BELL ATLANTIC                                OTHER
                                                         CORPORATION                     NET         INCOME/         NET
                                                           COMMON        OTHER      APPRECIATION     EXPENSES     INVESTMENT
                                             INTEREST      SHARES      DIVIDENDS   (DEPRECIATION)      NET          INCOME
                                            ------------------------------------------------------------------ ---------------
         DECEMBER 31, 1998:
         ------------------
         Bell Atlantic Shares Fund          $    560   $      44,575  $        -   $     110,756   $        -  $      155,891
         Government Money Market Fund          1,091               -           -               -            -           1,091
         Passive U.S. Equity Index Fund          261               -       1,940          31,873            3          34,077
         Passive International Equity
            Index Fund                            25               -           -           4,693            -           4,718
         Income Fund                          16,708               -           -              21            -          16,729
         Employee Stock Ownership Plan:
            Allocated                             30               -       4,879          80,094            -          85,003
            Unallocated                           (6)              -       4,170          (7,656)           -          (3,492)
         U.S. Bond Market Index Fund               7               -           -           1,172            -           1,179
         Active U.S. Equity Fund                   8               -         139           1,066            -           1,213
         U.S. Balanced Fund                      135               -          61             528            -             724
         Global Balanced Fund                     22               -          16             109            -             147
         Active International Equity Fund          3               -          31              38           (3)             69
         U.S. Small Capitalization Fund           12               -          35             174            -             221
         PAYSOP                                   95               -       5,054          23,303            -          28,452
                                           ---------  -------------- -----------  --------------  ----------- ---------------
         Total                              $ 18,951   $      44,575   $  16,325   $     246,171   $        -  $      326,022
                                           =========  ============== ===========  ==============  =========== ===============


BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


4. DERIVATIVE FINANCIAL INSTRUMENTS

         Derivative financial instruments are used in the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the BASSP's assets and speculation are prohibited as stated in the BASSP plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the BASSP's foreign asset base. The derivatives most commonly used by investment managers are highly-liquid, exchange-traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.

         Bell Atlantic's use of financial instruments for risk management purposes is represented by notional amounts. These notional values represent solely contractual amounts that serve as the basis or reference amounts upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks.

         Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in interest rates, foreign exchange rates and prices of equity securities. Market risk is also affected by changes in volatility and liquidity in the markets in which these instruments are traded.

         Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments that derive their value from a stock index, a particular stock or a defined basket of stocks.

         The credit risk and amount of accounting loss of the BASSP's forward contracts is equal to any gains which have not been settled as of the BASSP's year end. The credit risk of the BASSP's futures contracts is equal to the posted margin plus any unsettled positive variation margin. The amount of accounting loss at year end is equal to any variation margin owed to the BASSP.

         All derivative activity relating to the BASSP is within the Master Trust pooled accounts. The Master Trust pooled accounts' derivative activity is allocated to the BASSP in accordance with the BASSP's Fund options' respective percentages of interest (see Note 3). The following disclosures regarding the notional values, fair values, average fair values and net trading gains are reported for the BASSP.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         The notional values and fair values of the derivative activity used for trading purposes held by the BASSP at December 31, were as follows:



                                                              1999             1998
                                                          -------------    -----------
         Domestic Equity Futures Contracts:
            Notional values                                $     1,490     $    1,187
            Fair values                                          1,534          1,253
         Forward Foreign Currency Payable Contracts:
            Notional values                                         29             14
            Fair values                                             30             15
         Forward Foreign Currency Receivable Contracts:
            Notional values                                         29             14
            Fair values                                             28             15



         The average fair values of the derivative activity used for trading purposes held by the BASSP during the years ended December 31, were as follows:


                                                                       1999           1998
                                                                   ------------    ----------
         Average Fair Values:
            Domestic Equity Futures Contracts                      $     3,988     $     871
            Forward Foreign Currency Payable Contracts                      32            20
            Forward Foreign Currency Receivable Contracts                   31            20



         The BASSP was allocated $293 and $339 in 1999 and 1998, respectively, of net trading losses from futures contracts. Net trading losses allocated to the BASSP from foreign exchange contracts totaled $3,034 and $16,521 in 1999 and 1998, respectively.

5. TAX DETERMINATION

         On November 13, 1997, the Internal Revenue Service issued a ruling that the BASSP meets the requirements of Section 401(a) of the Code and is exempt from Federal income taxes under Section 501(a) of the Code and that the ESOP portion of the BASSP qualifies as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. The BASSP has been amended since receiving the determination letter. However, the BASSP's administrator and the BASSP's tax counsel believe that the BASSP is designed and is currently being operated in compliance with the applicable requirements of the Code.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


6. INDEBTEDNESS

         BASSP LEVERAGED ESOP NOTES PAYABLE

         The LESOP notes payable originally bore an 8.17% interest rate subject to adjustment due to changes in the Federal income tax rate or changes in the Federal law regarding the alternative minimum tax. Portions of the LESOP notes were refinanced on two separate occasions. In 1998, $11M was refinanced at 5.5%, and in 1999, $11M at 4.64%. Interest and principal payments are guaranteed by Bell Atlantic and are due on January 1 and July 1 of each year; principal payments began July 1, 1990.

         The following table displays the principal maturities under the notes with the final payment due July 1, 2005.


                        2000                                     $      30,036
                        2001                                             3,072
                        2002                                             3,229
                        2003                                             3,395
                        2004                                             3,568
                        Thereafter                                       3,751
                                                                 -------------

                                                                 $      47,051
                                                                 =============


         The fair value of the LESOP notes payable is based on quoted market prices for the same or similar instruments. As of December 31, 1999 and 1998, respectively, the note payable carrying amount was $47,051 and $87,981 and the estimated fair value was $40,943 and $80,525.

7. RELATED PARTY TRANSACTIONS

         BAAMCO, a wholly owned subsidiary of Bell Atlantic, is the investment advisor for the Telecommunications Fund, Passive U.S. Equity Index Fund, and Income Fund and therefore qualifies as a party-in-interest. BAAMCO received no compensation from the BASSP for the investment advisory services rendered to the BASSP.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

8. CONCENTRATIONS OF CREDIT RISK

         Financial instruments that potentially subject the BASSP to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

         The BASSP places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure. The BASSP regularly monitors the financial stability of the financial institutions and insurance companies.

9. PLAN AMENDMENTS

         Effective July 1, 1998, the BASSP was amended for conforming changes in certain administrative rules.

         Effective January 1, 1998, the portion of the PAYSOP which contains accounts for BASSP associate employees was merged into the BASSP.

         Effective January 1, 1998, the BASSP was amended to offer new investment funds (See Note 1).

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The Department of Labor requires that amounts allocated to accounts of persons who have elected to withdraw from the BASSP but have not yet been paid be reported as liabilities on the plan's 5500. In accordance with the relevant American Institute of Certified Public Accountants audit and accounting guide, benefits should not be accrued as liabilities of the plan. The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reported in Form 5500:

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         The following is a reconciliation of net assets available for plan benefits per the financial statements to the amounts reported in Form 5500:



                                                                                         1999                 1998
                                                                                    ---------------     ---------------
         Net assets available for  benefits presented in the
            Statement of Net Assets Available for Benefits                          $    2,679,634      $    2,434,264
         Less:  Benefit claims payable presented in the Statement
            of Net Assets Available for Benefits in Form 5500                                  672              10,330
                                                                                    ---------------     ---------------
         Net assets available for benefits presented in the Statement
            of Net Assets Available for Benefits in Form 5500                       $    2,678,962      $    2,423,934
                                                                                    ===============     ===============


         The following is a reconciliation of benefits paid to participants per the financial statements to the amounts reported in Form 5500:



                                                                                         1999                1998
                                                                                    ---------------     --------------
         Aggregate distribution to participants as presented in the
            Statement of Changes in Net Assets Available for Benefits               $      302,784      $     243,045

         Add:  Current year benefit claims payable presented in
            the Statement of Net Assets Available for Benefits in
            Form 5500                                                                          672             10,330

         Less:  Prior year benefits claims payable presented in
            the Statement of Net Assets Available for Benefits in
            Form 5500                                                                       10,330             13,461
                                                                                    --------------      -------------
         Benefit payments and payments to provide benefits directly to participants and beneficiaries presented in the Statement of
            Changes in Net Assets Available for Benefits in Form 5500               $      293,126      $     239,914
                                                                                    ==============      =============


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bell Atlantic Corporate Employees' Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    Bell Atlantic Savings and Security Plan
                                    for Associates of Bell Atlantic South

                                    By: /s/ Thomas J. Edwards
                                        ---------------------------------------
                                    Thomas J. Edwards
                                    (Acting Chairman, Bell Atlantic Corporate
                                    Employees' Benefit Committee)




Date:  June 19, 2000